UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2004

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From                     to

Commission File Number

PULTE AFFILIATES 401(K) PLAN

(Full title of the plan)

PULTE HOMES, INC.

(Exact name of Issuer as specified in charter)

100 Bloomfield Hills Parkway, Suite 300
Bloomfield Hills, MI 48304
(248) 647-2750
(Address, including zip code, and telephone number and
area code, of Issuer’s principal executive offices)

Dated: June 28, 2005

REQUIRED INFORMATION

4. Financial Statements for the Plan

The Pulte Affiliates 401(k) Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). In lieu of the requirements of Items 1-3 of this Form, the Plan is filing financial statements prepared in accordance with the financial reporting requirements of ERISA. The Plan financial statements as of December 31, 2004 and 2003 and for the year ended December 31, 2004 have been examined by Ernst & Young LLP, Independent Auditors, and their report is included herein.

EXHIBITS

23 Consent of Independent Registered Public Accounting Firm, Ernst & Young LLP

Financial Statements

Pulte Affiliates 401(k) Plan
December 31, 2004 and 2003, and Year Ended December 31, 2004
With Report of Independent Registered Public Accounting Firm

Pulte Affiliates 401(k) Plan

Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Pulte Affiliates 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Pulte Affiliates 401(k) Plan (the Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

June 24, 2005
Detroit, Michigan

Pulte Affiliates 401(k) Plan

Statements of Net Assets Available for Plan Benefits

	December 31
	2004	2003

Assets
Investments, at fair value:
Money market and mutual funds	$—	$2,332,613
Investment in Pulte Homes Company Stock Fund (Note 3)	—	102,971
Participant loans	—	118,958

Net assets available for plan benefits	$—	$2,554,542

See notes to accompanying financial statements.

Pulte Affiliates 401(k) Plan

Statement of Changes in Net Assets Available for Plan Benefits

Year Ended December 31, 2004

Additions
Contributions:
Employee	$688,955
Employer	68,892

Total contributions	757,847
Investment income:
Interest and dividends	66,500
Net appreciation in fair value of investments	192,788

Total investment income	259,288

Total additions	1,017,135

Deductions
Distributions to participants	(232,750)
Administrative and other expenses	(3,638)

Total deductions	(236,388)

Net increase before transfers-out	780,747
Asset transfers out of plan (Note 1)	(3,335,289)

Net decrease after transfers-out	(2,554,542)
Net assets available for plan benefits, beginning of year	2,554,542

Net assets available for plan benefits, end of year	$—

See notes to accompanying financial statements.

Pulte Affiliates 401(k) Plan

Notes to Financial Statements

December 31, 2004 and 2003

1. Description of Plan

The following brief description of the Pulte Affiliates 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

The Plan is a defined contribution plan for eligible employees of affiliated subsidiaries of the Pulte Homes, Inc. (the Company), which have adopted the Plan. The Plan is administered by the 401(k) Committee (the Committee) appointed by the Board of Directors of the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan assets are held, and investment transactions are executed, by the Plan’s trustee and recordkeeper, Fidelity Management Trust Company (Fidelity). For more complete information, participants should refer to the prospectus and summary plan description as well as the Plan document which are available from the Company.

Plan Merger

Effective January 1, 2005, the Plan was merged into the Pulte Homes, Inc. 401(k) Plan (the Pulte Plan). As a result of this merger, the net assets of the Plan were transferred to the Pulte Plan on December 31, 2004. Participants of the Plan were eligible to participate in the Pulte Plan as of the merger date. Accordingly, there were no new contributions made to the Plan on or after January 1, 2005.

Plan Amendments

The Plan was amended effective January 1, 2003. The amendments (1) shortened the eligibility period and eliminated the age requirements for new participants, (2) expanded employee deferrals to allow for catch-up contributions as allowable under the Internal Revenue Code (the Code) Section 414(v), (3) modified the vesting of the Company matching contributions to be 100% immediate and (4) expanded distribution options to include in-service withdrawals at age 59 1/2 and to allow for participant loans.

Eligibility

All nonunion, regular salaried, sales and hourly employees of the Company and its subsidiaries, which have adopted the Plan, are eligible to participate on the first day of the month coincident with or following the completion of six months of employment. Temporary employees are not eligible to participate in the Plan.

Pulte Affiliates 401(k) Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Participant Loans

Generally, participants may borrow up to 50% of their account balance subject to a minimum loan of $1,000 and a maximum loan of $50,000 reduced by the highest outstanding loan balance during the preceding 12 months. The loans are secured by the balances in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Committee. Principal and interest are paid through payroll deductions.

Contributions

Contributions can be invested in one or more of the following investment options provided by the Plan: Vanguard Institutional Index Investment Fund, American Funds Washington Mutual A Investment Fund, MSI Small Company Growth B, Fidelity Investment Funds and the Pulte Homes Company Stock Fund. Participants may change their investment directives and contribution amounts on a daily basis via an interactive voice response system or interactive website.

Participant Contributions – Contributions to participants’ accounts are effected through voluntary withholdings from their compensation (elective deferrals). Annual contributions for each participant are subject to participation and discrimination standards of Code Section 401(k)(3).

Company Matching Contributions – The Company may make discretionary matching contributions equal to a percentage, to be determined by the Company, of each participant’s payroll withholdings. The matching contributions are intended to satisfy the requirements of the Code Section 401(k)(12).

Catch-up Contributions – Participants who have reached an age of at least 50 years old by the end of the plan year beginning after December 31, 2003 may elect to increase their elective deferrals by $3,000 during 2004, and thereafter adjusted as permitted under the Code Section 414(v).

Allocations

Contributions to the Plan are allocated to participants’ individual accounts on the date of receipt by the trustee.

Pulte Affiliates 401(k) Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Distributions

Participants or their beneficiaries may receive distributions of their account balances upon the earlier of reaching age 59 1/2, death, or termination of service, as defined in the Plan. Further, the Committee may permit a participant who experiences a qualified financial hardship to receive a distribution of all or a portion of the participant’s account balance. Such distributions are generally made in a lump sum payment to the participant.

Vesting

A participant’s account balance is fully vested and nonforfeitable as of their first day of eligibility.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their accounts.

Administrative Expenses

Administrative expenses of the Plan, such as trustee and recordkeeping fees, were paid directly by the Company, while other administrative expenses such as loan administration and withdrawal fees were paid directly by plan participants during 2004.

2. Summary of Significant Accounting Policies

The following are significant policies followed by the Plan:

Investment Valuation and Income Recognition – Investments in money market instruments are carried at cost, which approximates fair value. Investments in mutual funds and Company common stock are carried at fair value based on quoted market prices. Participant loans are carried at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded when declared.

Pulte Affiliates 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Use of Estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Payment of Benefits – Benefit payments to participants or beneficiaries are recorded upon distribution.

3. Investments

Investments in money market and mutual funds that represent 5% or more of the fair value of the Plan’s net assets at December 31, 2004 and 2003, are as follows:

	2004	2003

Investments:
Fidelity Balanced Fund	$—	$447,898
Fidelity Blue Chip Growth Fund	—	284,358
Fidelity Diversified International Fund	—	173,765
Fidelity Retirement Money Market Portfolio Fund	—	777,552
MSI Small Company Growth B Fund	—	395,530

For the year ended December 31, 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $192,788.

Certain of the Plan’s investments are held in a Master Trust, referred to as the Pulte Homes Company Stock Fund (the Fund), which is the collective investment of the assets of participating employee benefit plans of the Company. The unit values of the Master Trust are recorded, maintained and certified by Fidelity. The Master Trust’s assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions, participant loan transactions, and benefit payments) which can be specifically identified and allocated among all plans, in proportion to the fair value of the assets assigned to each plan. Investment income and expenses are allocated to the Plan based on its pro rata share in the net assets of the Master Trust. As further described in Note 1, on December 31, 2004, the net assets of the Plan were transferred to the Pulte Plan, as a result of the plan merger. Accordingly, at December 31, 2004, the Plan held a 0% interest in the net assets of the Master Trust, while it held a 0.2% interest at December 31, 2003.

Pulte Affiliates 401(k) Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The following table presents the fair value of investments for the Fund at December 31, 2004 and 2003:

	December 31
	2004	2003

Investments, at fair value:
Interest-bearing cash	$2,650,035	$950,539
Investment in Pulte Homes, Inc. common stock	62,664,233	41,391,461
Receivables, less allowance for doubtful accounts	447,577	1,009,703
Other liabilities	(195,388)	(109,004)

	$65,566,457	$43,242,699

The following table presents investment income for the Fund for the year ended December 31, 2004:

Year Ended
December 31,
2004
Interest and dividends	$225,101
Net appreciation in fair value of investment determined by quoted market price	16,997,652

$17,222,753

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated December 15, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Pulte Affiliates 401(k) Plan

Notes to Financial Statements (continued)

5. Related-Party Transactions

Certain plan investments are shares of mutual funds managed by the trustee, and, therefore, these transactions qualify as party in interest transactions. There have been no known prohibited transactions with a party in interest.

6. Plan Merger

As discussed in Note 1, effective January 1, 2005, the Plan was merged into the Pulte Plan. As a result of this merger, $3,335,289 of net assets of the Plan were transferred to the Pulte Plan on December 31, 2004. Participants of the Plan were eligible to participate in the Pulte Plan as of the merger date. Accordingly, there were no new contributions made to the Plan on or after January 1, 2005.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that the changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant who administers the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PULTE AFFILIATES 401(K) PLAN
June 28, 2005	By:	/s/ Roger A. Cregg
Roger A. Cregg
Executive Vice President and Chief Financial Officer Pulte Homes, Inc.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
23	Consent of Independent Registered Public Accounting Firm, Ernst & Young